SECURITIES AND EXCHANGE COMMISSION

09056528

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

Suite 500, 2501 Blue Ridge Road, Raleigh NC 27607
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ramsey Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed
before me this 19th
day of February 2009

Signature

President

Title

Notary Public

My Commission Expires 6-4-2011.

AMY C. KORNEGAY NOTARY PUBLIC WAKE COUNTY, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Investor Services, Inc.:

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Raleigh, North Carolina
February 26, 2009

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
Ph. 919.876.4546 Fx. 919.876.8680
www.dixon-hughes.com

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2008

Assets	
Cash, noninterest-bearing (note 3)	$ 3,527,828
Cash, interest-bearing	1,500,000
Commissions receivable	276,148
Premises and equipment, net (notes 2 and 3)	954,826
Prepaid pension (note 5)	1,072,452
Prepaid expenses	119,448
Income tax receivable	25,340
Deposit with clearing organization	100,000
Total assets	$ 7,576,042
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Related Parties (note 3)	$ 691,917
Deferred tax liability (note 4)	618,721
Accrued salary expense	612,254
Reserve for incentive plan	225,146
Other liabilities	59,996
Total liabilities	2,208,034
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	450,000
Retained earnings	4,868,008
Total stockholder's equity	5,368,008
Total liabilities and stockholder's equity	$ 7,576,042

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Operations
Year Ended December 31, 2008

Revenues:	
Commissions	$ 24,913,078
Other income	468,597
Fees from related parties (note 3)	29,640
Total revenues	25,411,315
Expenses:	
Employee compensation and benefits (note 5)	15,130,425
Fees paid to Related Parties (note 3)	7,030,402
Fees to clearing broker	1,442,056
Occupancy expense (note 3)	453,839
Travel expense	391,473
Equipment expense (note 3)	307,606
Printing and office supplies	96,008
Telephone	66,152
Interest expense (note 3)	14,637
Other expenses	981,309
Total expenses	25,913,907
Loss before income taxes	(502,592)
Income tax benefit (note 4)	(195,688)
Net loss	$ (306,904)

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at December 31, 2007	50,000	$ 50,000	$ 450,000	$5,174,912	$5,674,912
Net loss	-	-	-	(306,904)	(306,904)
Balance at December 31, 2008	50,000	$ 50,000	$ 450,000	$4,868,008	$5,368,008

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (306,904)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	153,631
Deferred income taxes	(51,807)
Increase in net commissions receivable	(33,141)
Decrease in prepaid pension and other assets	243,791
Reduction in due to Related Parties	(17,517)
Increase in accrued salary expense and other liabilities	43,207
Net cash provided by operating activities	31,260
Cash flows from investing activities:	
Purchase of premises and equipment	(520,067)
Net cash used in investing activities	(520,067)
Decrease in cash	(488,807)
Cash at beginning of year	5,516,635
Cash at end of year	$ 5,027,828
Supplemental cash flow information:	
Income tax refunds (distributed by Parent)	$ 13,570
Interest payments (paid to Parent)	$ 14,637

See accompanying notes to financial statements.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. Significant shareholders of BancShares are also significant shareholders of First Citizens Bancorporation of South Carolina, Inc. (FCB-SC). FCB-SC, the Parent, and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) ***Premises and Equipment***

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $456,820 at December 31, 2008. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) ***Income Taxes***

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(2) Summary of Significant Accounting and Reporting Policies (Continued)

(c) *Commission Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $14,637 for the year ended December 31, 2008.

The Company has entered into a revenue allocation arrangement with the Related Parties, pursuant to which the Company pays an agreed upon percentage of its gross revenues referred by such Related Parties. In addition, the Company pays a management fee to the Parent and receives a management fee from IronStone Securities, Inc., another broker dealer in securities that is also a wholly-owned subsidiary of the Parent, to allocate various professional services among those companies. Total fees paid to Related Parties totaled $7,030,403 for the year ended December 31, 2008. Fees received from Related Parties totaled $29,640 for the year ended December 31, 2008.

The Company pays an occupancy expense and purchases equipment through the Parent. The Company's total occupancy expense to the Parent for the year was $453,839. During 2008, the Company bought $520,067 of furniture and equipment, consisting of mainly internally-developed software. These transactions were with the Parent at net book value of the selling party.

At December 31, 2008, the Company had $3,527,828 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals per the Company's applicable contract with Related Parties.

(4) Income Taxes

The components of income tax benefit are as follows:

		2008
Current:		
Federal	$	(118,739)
State		(25,142)
		(143,881)
Deferred:		
Federal		(42,753)
State		(9,054)
		(51,807)
	$	(195,688)

The income tax benefit for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to loss before income taxes because of the following:

		Amount	Percent
Income tax benefit at federal rate	$	(175,907)	(35.00) %
Increase in income taxes arising from:			
State income taxes, net of federal income tax benefit		(22,227)	(4.42) %
Other		2,446	0.48 %
	$	(195,688)	(38.94) %

Deferred tax liabilities of $618,721 consist primarily of compensation-related temporary differences and are included in other liabilities. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $276,150 was allocated to the Company on a per-employee basis, based on the total pension expense for BancShares which was determined by an independent actuary. Prepaid pension cost of $1,072,452 represents cumulative contributions less the net periodic pension expense.

(5) Employee Benefit Plans (Continued)

Certain employees are also eligible to participate in the Parent sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to participate in the defined benefit plan or elect to join an enhanced defined contribution savings plan (CAP). In addition to the employer match of the employee contributions, the enhanced CAP plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company made contributions of $516,506 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the FINRA. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $1,849,544 which was $1,599,544 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.86 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due to Related Parties, accrued salary expense, and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments.

(8) Contingencies

The Company has been named as defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material effect on the Company's financial position.

(9) Subsequent events

The Company will merge the operations of its affiliate, IronStone Securities, Inc. (ISS) in 2009 pursuant to an application filed and approved by FINRA (pursuant to NASD Rule 1017) in February 2009. The merger will result in the Company assuming the customer accounts and any remaining assets and liabilities of ISS. It is not expected that there will be any significant impact on the financial condition or operations of the Company, resulting from this merger.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2008

Aggregate indebtedness:		
Accounts payable, accrued liabilities and due to Related Parties	$	1,589,313
Net capital:		
Total stockholder's equity	$	5,368,008
Add allowable credits – deferred income taxes		618,721
Less nonallowable assets:		
Premises and equipment, net		(954,826)
Excess cash deposit with the Parent bank		(1,708,014)
Other receivables		(227,092)
Prepaid pension and other assets		(1,217,253)
Tentative net capital		1,879,544
Haircut adjustment		30,000
Net capital		1,849,544
Capital requirement		250,000
Excess net capital	$	1,599,544
Ratio - aggregate indebtedness to net capital		0.86

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X- 17A-5, Part II-A, dated December 31, 2008.

See accompanying independent auditors' report.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2008.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2008.

There are no liabilities subordinated to claims of creditors at December 31, 2008.

See accompanying independent auditors' report.

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)